UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission File Number 0-13823

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

(Full title of the plan)

FNB UNITED CORP.

(Name of issuer of securities)

150 South Fayetteville Street, Asheboro, North Carolina 27203

(Address of issuer’s principal executive offices)

FNB RETIREMENT/SAVINGS PLUS BENEFIT

PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

December 31, 2011 and 2010 and for the

Year Ended December 31, 2011

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

FNB Retirement/Savings Plus Benefit Plan

Asheboro, North Carolina

We have audited the accompanying statements of net assets available for benefits of the FNB Retirement/Savings Plus Benefit Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the FNB Retirement/Savings Plus Benefit Plan as of December 31, 2011 and 2010 and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 22, 2012

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2011	December 31, 2010
Assets
Investments, at fair value:
Mutual funds	$10,391,718	$12,506,218
Common collective trust	3,074,334	2,826,452
Common stock of FNB United Corp.	25,920	64,325
Money market funds	244	177
Group annuity plan	—	43,498

Total investments	$13,492,216	15,440,670

Receivables:
Notes receivable from participants	591,672	695,055
Accrued interest and dividends	7,509	7,809

Total receivables	599,181	702,864

Cash	244,236	67,827

Total assets	14,335,633	16,211,361

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$14,335,633	$16,211,361

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(65,401)	(32,091)

NET ASSETS AVAILABLE FOR BENEFITS	$14,270,232	$16,179,270

See accompanying notes to financial statements.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$179,456
Net depreciation in fair value of investments	(495,130)

Total investment depreciation	(315,674)

Interest income on notes receivable from participants	19,414

Contributions:
Employer	383,308
Participants	928,589
Rollovers	141,427

Total contributions	1,453,324

TOTAL ADDITIONS	1,157,064

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,018,403
Administrative expenses	47,699

TOTAL DEDUCTIONS	3,066,102

NET DECREASE	(1,909,038)

NET ASSETS AVAILABLE FOR BENEFITS BEGINNING OF YEAR	16,179,270

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$14,270,232

See accompanying notes to financial statements.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE A – DESCRIPTION OF PLAN

The following description of the FNB Retirement/Savings Plus Benefit Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The terms used herein are defined in the plan document. The original Plan was established on January 1, 1981. It was most recently amended on March 1, 2010. The following description of the Plan is as of December 31, 2011.

General

The Plan is a defined contribution plan covering eligible employees of FNB United Corp. and subsidiary (the “Company” and “Plan Sponsor”) who have ninety days of service.

Effective January 1, 2007, the plan was amended to enhance certain plan provisions. The following changes were made at that time:

•	The vesting schedule was changed from a 5-year graduated vesting schedule to a 4-year graduated vesting schedule.

•	All matching and service contributions from the Company were changed from employer stock to cash contributions.

•	The age at which employees are eligible to participate in the Plan was dropped from age 21 to age 18.

•	The Company’s matching contribution was increased from 50% to 100% of pre-tax contributions to the plan, up to 6% of eligible contribution. (Effective June 1, 2009, the match was reduced to 50%.)

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Eligible employees may elect to defer 2% to 100% of their eligible compensation in whole percentage points during a pay period up to the maximum percentage allowable not to exceed the limits of the Internal Revenue Code (the “Code”) Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (rollovers). Generally, employee contributions may be withdrawn in case of normal retirement, termination, or cases of extreme hardship as defined by the Plan.

The Company contributes to the Plan an amount equal to 50% of the first 6% of a participant’s annual compensation deferred as an employee salary deferral contribution. Discretionary contributions may be given annually to all employees, whether enrolled in the Plan or not. All matching and discretionary contributions from the Company are made as cash contributions, which are allocated per the participant’s election instructions. For the year ended December 31, 2011, the Company did not make a discretionary contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution and discretionary contribution, if any, and Plan earnings, and charged with an allocation of certain administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. Participants are entitled to benefits, limited to the vested balance of their account.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE A – DESCRIPTION OF PLAN (continued)

Vesting

Participants vest in the employer matching contributions plus actual earnings thereon in 25% increments over four years. Participants do not vest in any discretionary employer contribution plus actual earnings thereon until after four years of service at which time they become 100% vested. Participants are fully vested at all times in their contributions plus actual earnings thereon.

Investment Options

Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2011 the Plan offered twenty investment options for participants, and as of December 31, 2010, the Plan offered twenty-four investment options for participants. All employer matching contributions are participant directed.

Payment of Benefits

On termination of service due to death, disability, retirement, or for other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, an annuity or installment payments. Benefits are recorded when paid.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum equal to the lesser of (1) $50,000 and (2) the greater of (a) one-half of the current fair market value of the participant’s account exclusive of matching contributions and (b) one-half of the vested amount of the matching contributions allocated to the participant. The loans are secured by the balance in the participant account and bear interest at rates not less than the current prime rate, as published in The Wall Street Journal. Principal and interest are paid ratably through monthly payroll deductions over a period not to exceed five years but may not extend beyond such participant’s normal retirement date.

Administrative Expenses

The Company bears all administrative costs, including fees charged by the Trustee and internal administrative costs, except fees for recordkeeping services that are paid by the Plan and allocated to the participants.

Termination of the Plan

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. If the Plan is terminated, participants will become 100% vested in their accounts and participant account balances will be distributed in accordance with one of the methods of payment provided in the Plan.

Forfeited Accounts

Non-vested balances shall be forfeited as of the allocation date during the plan year in which the former participant receives payment of the vested benefit. At December 31, 2011 and December 31, 2010, there were $54,165 and $18,806, respectively, of forfeitures that had not yet been used to reduce the Employer’s contributions or reduce expenses. For the year ended December 31, 2011, administrative expenses were reduced by $29,055 from forfeited non-vested accounts.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present the net assets available for benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan’s investments include funds that invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedule.

New Accounting Pronouncements

In January 2010, the FASB released Accounting Standards Update No. 2010-06 (“ASU 2010-06”), “Fair Value Measurements” (Topic 820): Improving Disclosures about “Fair Value Measurement.” The update requires the Plan to (a) disclose transfers in and out of Levels 1 and 2, in addition to transfers in and out of Level 3 and (b) separately disclose purchases, sales, issuances, and settlements of Level 3 securities. Additionally, ASU 2010-06 clarifies the information the Plan currently discloses regarding valuation techniques, inputs used in those valuation models, and at what level of detail fair value disclosures should be provided. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. ASU 2010-06 did not materially impact the Plan’s fair value disclosures.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition

All investments as of December 31, 2011 and December 31, 2010 are stated at fair value. The fair value of mutual funds and the common stock of FNB United Corp. are based on the quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The fair value of ownership interest of the common collective trust funds is established by the Trustee based on the quoted redemption values of the underlying investments on the last business day of the plan year. A money market account is also utilized by the Trustee to hold money that has been removed from the participants’ funds and is waiting for distribution to the appropriate participants.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Net Appreciation in Fair Value of Investments

Net appreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair value of the Plan’s investments, except for its fully benefit-responsive investment contract, for which appreciation or depreciation in the contract value is included.

Fair Values of Financial Instruments

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurement,” provides the framework for measuring fair value. That framework provides a definition of fair value and establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. It also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value.

The Plan groups assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market, including interest rates, prepayment speeds, credit risk, etc.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates or assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Equity Securities

These investments are valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Investment Funds

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the input price is based on the underlying investments which are traded on active markets.

Stable Value Fund

The Stable Value Fund (the “Fund) is a collective trust fund sponsored by SEI Trust Company (“SEI”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan – Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the plan sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Material breaches of responsibility which are not cured.

•	Material or adverse changes to the provisions of the Plan.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Circumstances that Impact the Fund – The Fund invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	termination of the plan.

•	a material adverse change to the provisions of the plan.

•	the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider,

•	the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets decline. The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There is a limited number of wrapper issuers. The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

Group Annuity Plans

These investments are valued at the current value that would have been paid if the contract had been terminated as of the last day of the reporting period and potential surrender charges and market value adjustments were applied as of such date. The group annuity is classified within level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE C – FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the Company by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

United States GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS

During the year ended December 31, 2011 the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated/(depreciated) in value as follows:

December 31, 2011

Mutual funds	$(457,146)
Common collective trust	15,430
Common stock of FNB United Corp.	(53,414)

$(495,130)

The Plan’s investments are held by CommunityOne Bank, N.A., as Trustee (the “Trustee”). The following presents investments that represent 5% or more of the Plan’s net assets. Investments with companies that are known to be a party-in-interest to the Plan are separately identified.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS (continued)

See “Fair Values of Financial Instruments” in Note B for discussions of the methodologies and assumptions used to determine fair value of the Plan’s investments.

	December 31, 2011	December 31, 2010
Investments at fair value:
Capital Preservation Fund, Instl Pricing	$3,074,334	$1,581,784
Wasatch Large Cap Value	1,235,116	1,552,505
Royce Special Equity Fund	1,101,250	1,124,616
Columbia Acorn Fund	1,078,599	1,219,230
American Century Strategic: Aggressive Fund	1,018,283	1,306,457
Vanguard 500 Index Fund	845,206	*
American Growth Fund of America	813,977	972,375
T. Rowe Price Capital Appreciation Fund	755,236	1,142,233
American Century Strategic Moderate Fund	715,487	844,144
SEI Stable Value Fund, Class A #354 **	*	1,244,668
Janus Overseas Fund #54	*	889,503
SIMT S&P 500 Index Fund **	*	835,415

*	Less than five percent of net assets
**	Party-in-interest to the Plan

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS (continued)

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the fair value hierarchy levels described in Note B.

	As of December 31, 2011
	Total	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$8,604,238	$8,604,238	$—	$—
Fixed income funds	1,787,480	1,787,480	—	—
Common equity securities	25,920	25,920	—	—
Common collective trust
Collective investment fund	3,074,334	—	3,074,334	—
Money market funds	244	—	244	—

Total assets	$13,492,216	$10,417,638	$3,074,578	$—

	As of December 31, 2010
	Total	Level 1	Level 2	Level 3
Mutual funds
Equity funds	$10,603,450	$10,603,450	$—	$—
Fixed income funds	1,902,768	1,902,768	—	—
Common equity securities	64,325	64,325	—	—
Common collective trust
Stable value fund	1,244,668	—	1,244,668	—
Collective investment fund	1,581,784	—	1,581,784
Money market funds	177	—	177	—
Group annuity plans	43,498	—	—	43,498

Total assets	$15,440,670	$12,570,543	$2,826,629	$43,498

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE D – FAIR VALUE OF FINANCIAL INVESTMENTS (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2011 and December 31, 2010:

Level 3 Assets Year Ended December 31, 2011
Group Annuity Plans
Balance, beginning of year	$43,498
Realized gains	88
Purchases, sales, issuances, settlements and transfers, net	(43,586)

Balance, end of year	$—

Level 3 Assets Year Ended December 31, 2010
Group Annuity Plans
Balance, beginning of year	$47,641
Realized gains	1,358
Purchases, sales, issuances, settlements and transfers, net	(5,501)

Balance, end of year	$43,498

NOTE E – INVESTMENTS VALUED AT NET ASSET PER SHARE

The following table for December 31, 2011 and 2010 sets forth a summary of the Plan’s investments with a reported estimated fair value using net asset value per share:

Description	Fair Value at December 31, 2011	Fair Value at December 31, 2010	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Common collective trust funds:
Stable value fund (a)	*	$1,244,668	$—	Daily	1 Year
Collective investment fund (b)	3,074,334	1,581,784	—	Daily	1 Year

	$3,074,334	$2,826,452	$—

(a)	The objective of the Stable value fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability, and predictability of returns, liquidity to pay plan benefits, and high credit quality.
(b)	The objective of the Collective investment fund is to achieve stability of principal and high current income by investing primarily in stable value products.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE F – RELATED-PARTY TRANSACTIONS

Under the terms of a trust agreement between the Trustee and the Company, contributions are invested as directed by the participants. The Trustee is a wholly owned subsidiary of the Company. Certain Plan investments are shares of the Company’s common stock; therefore, these transactions qualify as party-in-interest transactions.

Under the terms of a trust services and custody agreement between SEI Private Trust Company (SEI Trust) and CommunityONE Bank, N.A., as Trustee, SEI provides certain trust processing and reporting services. During 2011, the Plan held several SEI investment funds, but no longer holds such funds as of December 31, 2011.

NOTE G – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements for the year ended December 31, 2011 and December 31, 2010 to Schedule H of Form 5500:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial statements	$14,270,232	$16,179,270

Accrued dividends not reflected on Form 5500	(7,509)	(7,809)

Benefits paid to participants not reflected in Form 5500	—	(26,774)

Net assets available for benefits per the Form 5500	$14,262,723	$16,144,687

Contributions are recorded on the cash basis on Schedule H of Form 5500.

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements for the year ended December 31, 2011 to Schedule H of Form 5500:

Net decrease in net assets available for benefits per the financial statements	$(1,909,038)

Accrued interest and dividends not reflected on Form 5500	300

Benefits paid to participants not reflected in Form 5500	26,774

Net decrease in net assets available for benefits per the Form 5500	$(1,881,964)

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

Notes to Financial Statements

As of December 31, 2011 and December 31, 2010 and for the Year Ended December 31, 2011

NOTE H – PLAN SPONSOR

FNB United Corp. incurred significant net losses in 2010 and 2011, primarily from the higher provisions for loan losses due to a significant level of nonperforming assets. On July 22, 2010, CommunityONE Bank, N.A. (the “Bank”), the wholly owned bank subsidiary of FNB United Corp., consented and agreed to the issuance of a Consent Order by the Office of the Comptroller of the Currency. The Consent Order resulted from the Bank’s condition and imposes various requirements on the Bank, including a capital directive, which obligates the Bank to achieve and maintain minimum regulatory capital levels in excess of the statutory minimums to be well-capitalized. On October 21, 2010, FNB United Corp. entered into a written agreement with the Federal Reserve Bank of Richmond, obligating it to serve as a source of strength of the Bank and to cause the Bank to comply with the Consent Order. During 2011, FNB United completed a capital raise of $310 million in a private placement to address the capital shortfall. As of December 31, 2011, FNB United Corp. was designated “adequately capitalized” for total risk-based capital, Tier 1 risk-based capital and leverage capital under regulatory guidelines. Although the Plan Sponsor has not expressed any intent to terminate the Plan, it may do so at any time.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (Held at End of Year)

EIN: 56-1456589

PLAN NUMBER 003

December 31, 2011

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost**	(e) Current value

		Common Collective Trust
	Federated	Capital Preservation Fund, Instl Pricing	$—	$3,074,334

			—	3,074,334
		Mutual Funds
	Columbia	Columbia Acorn Fund	—	1,078,599
	Royce	Royce Special Equity Fund	—	1,101,250
	American	American Growth Fund of America	—	813,977
*	SEI	SIMT S&P 500 Index Fund	—
	Directed Services	T. Rowe Price Capital Appreciation Fund	—	755,236
	Wasatch	Wasatch Large Cap Value	—	1,235,116
	American	American Capital World Growth & Income Fund	—	62,577
	Franklin	Franklin Mutual Discovery Fund Class Z	—	194,938
	Janus	Janus Overseas Fund #54	—	476,855
	American Century Investments	American Century Strategic: Aggressive Fund	—	1,018,283
	American Century Investments	American Century Strategic Conservative Fund	—	170,031
	American Century Investments	American Century Strategic Moderate Fund	—	715,487
	Massachusetts Financial Services	Vanguard Target Retirement 2010 Fund	—	20,467
	Massachusetts Financial Services	Vanguard Target Retirement 2020 Fund	—	35,500
	Massachusetts Financial Services	Vanguard Target Retirement 2030 Fund	—	48,513
		Vanguard Target Retirement 2040 Fund		32,203
	Massachusetts Financial Services	Vanguard 500 Index	—	845,206
	Dodge and Cox	Dodge and Cox Income Fund	—	621,381
	Pimco	Pimco Total Return Institutional Fund	—	663,193
	Vanguard	Vanguard GNMA Fund #36	—	502,906

			—	10,391,718

		Money Market Funds
	Federated	Federated Prime Obligations Fund	—	244

		Common Stock
*	FNB United Corp	FNB United Corp. common stock	—	25,920

*	Participant loans	Notes receivable from participants, rates vary from 3.25 - 5.00%	—	591,672

		Total investments	$—	$14,083,888

*	Represents party-in-interest
**	Cost omitted for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

FNB RETIREMENT/SAVINGS PLUS BENEFIT PLAN

By:	FNB United Corp.

By:	/s/ David L. Nielsen
David L. Nielsen
Chief Financial Officer

Date:	June 22, 2012

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.